SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. ___)(1)

American International Group, Inc.
 (Name of Issuer)

Common Stock
 (Title of Class of Securities)

026874-107
(CUSIP Number)

Howard I. Smith
Vice Chairman-Finance and Secretary
Telephone: (212) 230-5050
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) This Schedule 13D constitutes Amendment No. 5 to the Schedule 13D on behalf of C. V. Starr & Co., Inc. Trust, dated March 20, 2007, Amendment No. 7 to the Schedule 13D on behalf of Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC, dated May 26, 2006, Amendment No. 9 to the Schedule 13D on behalf of Universal Foundation, Inc., dated February 21, 2006, Amendment No. 9 to the Schedule 13D on behalf of The Maurice R. and Corinne P. Greenberg Family Foundation, Inc., dated February 21, 2006, Amendment No. 11 to the Schedule 13D on behalf of Maurice R. Greenberg, dated November 23, 2005, Amendment No. 11 to the Schedule 13D on behalf of Edward E. Matthews, dated November 23, 2005, Amendment No. 13 to the Schedule 13D of Starr International Company, Inc., dated October 2, 1978, and Amendment No. 13 to the Schedule 13D for C. V. Starr & Co., Inc., dated October 2, 1978.

Item 7.  Material to Be Filed as Exhibits

Item 7 is amended and restated in its entirety as set forth below.

Exhibit A:	Joint Filing Agreement, dated May 12, 2008, by and
among Mr. Greenberg, Mr. Matthews, Starr International,
CV Starr, Universal Foundation, Greenberg Foundation,
Greenberg Joint Tenancy Company CV Starr Trust.

Exhibit B:	Letter Agreement and Transaction Supplement, each dated
as of November 15, 2005, by and among CV Starr, Credit
Suisse First Boston LLC and Credit Suisse First Boston
Capital LLC. (Incorporated by reference to Exhibit B to the
Schedule 13D filed with the Securities and Exchange
Commission in respect of the Issuer on November 23, 2005.)

Exhibit C:	Master Terms and Conditions for Pre-Paid Forward
Contracts and Pre-Paid Forward Contract Confirmation, dated
as of November 15, 2005 and November 21, 2005,
respectively, by and between CV Starr and Citibank, N.A.
(Incorporated by reference to Exhibit C to the Schedule 13D
filed with the Securities and Exchange Commission in
respect of the Issuer on November 23, 2005.)

Exhibit D:	Investment Management Agreement, dated as of January 13,
2006, by and between Starr International Advisors and
Universal Foundation. (Incorporated by reference to Exhibit D to the Schedule 13D filed with the Securities and Exchange Commission in respect of the Issuer on February 21, 2006.)

Exhibit E:	Letter to the State of New York Insurance Department, dated December
12, 2007, from Manatt, Phelps & Phillips, LLP. (Incorporated by reference to
Exhibit E to the Schedule 13D filed with the Securities and Exchange
Commission in respect of the Issuer on December 12, 2007.)

Exhibit F:	Letter from the State of New York Insurance Department, dated December
7, 2007, to Manatt, Phelps & Phillips, LLP. (Incorporated by reference to
Exhibit F to the Schedule 13D filed with the Securities and Exchange
Commission in respect of the Issuer on December 12, 2007.)

Exhibit G:	Letter to the State of New York Insurance Department, dated November 30,
2007, from Manatt, Phelps & Phillips, LLP. (Incorporated by reference to
Exhibit G to the Schedule 13D filed with the Securities and Exchange
Commission in respect of the Issuer on December 12, 2007.)

Exhibit H:	Letter to the State of New York Insurance Department, dated November 20,
2007, from Manatt, Phelps & Phillips, LLP. (Incorporated by reference to
Exhibit H to the Schedule 13D filed with the Securities and Exchange
Commission in respect of the Issuer on December 12, 2007.)

Exhibit I:	Letter to the Board of Directors of American International Group, Inc., dated
May 11, 2008 from Maurice R. Greenberg.

There are no other written agreements, contracts, arrangements, understandings, plans or proposals within the category of those described in Item 7 of the General Instructions to Schedule 13D under the Act.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 12, 2008

MAURICE R. GREENBERG

By:	/s/ Bertil P-H Lundqvist, Attorney-in-Fact
Name:	Bertil P-H Lundqvist, Attorney-in-Fact

By:	/s/ Leif B. King, Attorney-in-Fact
Name:	Leif B. King, Attorney-in-Fact

EDWARD E. MATTHEWS

By:	/s/ Bertil P-H Lundqvist, Attorney-in-Fact
Name:	Bertil P-H Lundqvist, Attorney-in-Fact

By:	/s/ Leif B. King, Attorney-in-Fact
Name:	Leif B. King, Attorney-in-Fact

STARR INTERNATIONAL COMPANY, INC.

By:	/s/ Bertil P-H Lundqvist, Attorney-in-Fact
Name:	Bertil P-H Lundqvist, Attorney-in-Fact

By:	/s/ Leif B. King, Attorney-in-Fact
Name:	Leif B. King, Attorney-in-Fact

C. V. STARR & CO., INC.

By:	/s/ Bertil P-H Lundqvist, Attorney-in-Fact
Name:	Bertil P-H Lundqvist, Attorney-in-Fact

By:	/s/ Leif B. King, Attorney-in-Fact
Name:	Leif B. King, Attorney-in-Fact

UNIVERSAL FOUNDATION, INC.

By:	/s/ Bertil P-H Lundqvist, Attorney-in-Fact
Name:	Bertil P-H Lundqvist, Attorney-in-Fact

By:	/s/ Leif B. King, Attorney-in-Fact
Name:	Leif B. King, Attorney-in-Fact

THE MAURICE R. AND CORINNE P. GREENBERG FAMILY
FOUNDATION, INC.

By:	/s/ Bertil P-H Lundqvist, Attorney-in-Fact
Name:	Bertil P-H Lundqvist, Attorney-in-Fact

By:	/s/ Leif B. King, Attorney-in-Fact
Name:	Leif B. King, Attorney-in-Fact

MAURICE R. AND CORINNE P. GREENBERG JOINT
TENANCY COMPANY, LLC

By:	/s/ Bertil P-H Lundqvist, Attorney-in-Fact
Name:	Bertil P-H Lundqvist, Attorney-in-Fact

By:	/s/ Leif B. King, Attorney-in-Fact
Name:	Leif B. King, Attorney-in-Fact

C. V. STARR & CO., INC. TRUST

By:	/s/ Maurice R. Greenberg, Trustee
Name:	Maurice R. Greenberg, Trustee